April 20, 2007
Securities and Exchange Commission
Judiciary Plaza, Mail Stop 4561
450 Fifth Street N.W.
Washington, D.C. 20549
Attn: Daniel L. Gordon

Re:	eFunds Corporation Form 10-K for the year ended December 31, 2006 Filed 2/28/07 File No. 1-31951
Dear Mr. Gordon,
     On behalf of eFunds Corporation, a Delaware corporation (the “Company”), we are sending the responses of the Company to the comments of the Staff contained in the letter, dated April 6, 2007 (the “Comment Letter”), we recently received from you.
     We would preface our response to Comments No. 1-4 by noting that we included the discussion of return on invested capital (ROIC) in the above referenced Annual Report in order to give investors insight into the means by which we calculate one of the important metrics we use internally to evaluate the performance of our business and to make decisions about the deployment of capital. As we point out in the Annual Report, we consider ROIC when we are evaluating whether to purchase a capital asset, acquire a business, invest resources in a project or enter into customer and vendor arrangements. We began employing this metric in 2004 and the calculation of ROIC that appears in the Annual Report mirrors the methodology used internally by the Company.
     For the benefit of the Staff, the Company has noted the comments received and developed a view that the technical nuances associated with its calculation of ROIC may be too complex to adequately explain in its public filings and so the Company will not be including a discussion of ROIC in future filings with the Commission.

Form 10-K for the year ended December 31, 2006
Item 6. Selected Financial Data, page 18
Non-GAAP Financial Measures, page 19
1.	Please explain your basis for excluding stock option expense from income from operations when calculating return on invested capital and return on assets. Specifically, disclose to us and in future filings the economic substance behind your decision to exclude stock option expense and how this adjustment results in a non-GAAP financial measure that is useful to investors. Refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
     The Company first adopted SFAS 123 (revised 2004), “Share-Based Payments” (SFAS 123R), in 2006 using the modified retrospective approach. In early 2006, the Company established a performance standard under its annual incentive plan based on its ROIC for the upcoming year. Because the Company had not definitively determined what methodology it would use to value options and implement SFAS 123R at the time this ROIC performance factor was established, the effect of adopting this standard was excluded from the Company’s ROIC calculations for 2006. The ROIC disclosures in the Annual Report reflect this approach.
     Although Item 10(e)(ii)(B) of Regulation S-K does not contain a per se prohibition against removing a recurring item from a non-GAAP financial measure, the Company understands that the exclusion of this expense would not generally be supported under the interpretation of Item 10(e)(ii)(B) offered by the Staff in response to Question 8 of Frequently Asked Questions Regarding the use of non-GAAP financial measures.
2.	Please explain your basis for including the implied interest and net present value of future obligations to historical income from operations and assets to calculate return on invested capital. It is unclear why increasing historical income and assets by a projection of future interest and obligation value, respectively, is relevant or useful to investors. Also, non-GAAP financial measures generally exclude one or more “non-recurring” items or can be calculated using elements derived from financial presentations. For reference see FR-65 and item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures.
     The Company’s addition of implied interest on future obligations in the numerator of its ROIC calculation and the average net present value of future obligations to the denominator of this fraction is intended to eliminate any bias in the calculation in favor of operating, as opposed to capital, leases. This adjustment enables the Company’s management to optimize the overall economics of any long-term financing arrangement without regard as to whether the characterization of the transaction as a capital or operating lease will adversely affect the Company’s ROIC calculations in future periods.

     When a lease is characterized as a capital lease, the Company posts an asset to its balance sheet that is depreciated and expensed to the income statement over the useful life of the asset. The interest expense associated with a capital lease reduces the Company’s operating income when paid. An operating lease, on the other hand, does not result in the creation of a balance sheet asset and so only the rent paid in respect of the lease impacts the Company’s calculation of ROIC. As a result, absent the compensating adjustment made by the Company, leases that are accounted for as capital leases would depress the Company’s ROIC more than operating leases.
     Accordingly, the Company adds a factor to the denominator of the calculation that is intended to approximate the amount that would have been recorded on its balance sheet had each operating lease been accounted for as a capital lease (the average present value of its total operating lease and vendor obligations discounted at the Company’s assumed implicit interest rate). Similarly, the numerator of the equation is increased by an amount equal to the amounts paid in the present period that would presumably have been deferred into future periods as interest expense on a capital lease. The net effect of these adjustments is that the treatment of an operating lease essentially mimics that of a capital lease with respect to the ROIC calculation.
     The Company believes that investors benefit from this approach because the Company’s ROIC is not susceptible to variations that are dependent upon whether a particular period features a higher or lower concentration of capital or operating leases, enhancing the comparability of period over period results. The Company notes, however, the Staff’s comment that this measure cannot be calculated using elements derived from the Company’s financial statements and that the calculation should have excluded other non-recurring items to further enhance the period to period comparability. As previously noted, the Company will not be presenting this non-GAAP measure in future filings with the Commission.
3.	Please tell us your basis for each of the adjustments made to average total assets when calculating return on invested capital. For each adjustment, explain to us the economic substance behind your decision to adjust for the measure, the material limitations associated with the resulting non-GAAP measure as compared to calculating the ratio using a GAAP measure, the manner in which you compensate for these limitations and the substantive reasons why you believe the adjustments provide the basis for a performance ratio that is useful to investors.
     The Company excluded average cash, cash equivalents and short term investments from its average total assets when calculating ROIC because these balance sheet entries reflect excess cash that is not required to operate its business. As this cash has not been invested in the business, it is excluded from the calculation of the returns the Company is achieving on the amounts that have been so invested. The exclusion of these GAAP amounts is a standard feature of all ROIC formulations.

     The Company then subtracts its average current liabilities, excluding debt (e.g. accounts payable), at the end of the four quarters preceding the date of determination. These liabilities are excluded from the Company’s capital base when performing the ROIC calculation because they represent interest free investments in the Company’s business by its suppliers, not the Company. An average is used to reduce the calculation’s susceptibility to undue variations that could be caused by short-term fluctuations in its accounts payable balances. The Company believes that an adjustment for non-interest bearing current liabilities is a typical feature of ROIC calculations. The limitations associated with this adjustment relate to the judgment required to determine whether other balance sheet entries, such as deferred taxes, should also be subtracted from the calculation.
     The Company then adds the average cash deployed in the business back to the denominator. These amounts are recorded as cash and cash equivalents on the Company’s balance sheet and so they were included in the first amount subtracted from average total assets. These funds represent the amount of cash the Company has in India plus funds advanced to support the settlement obligations of the Company’s processing customers. This cash is considered to be invested in the operating activities of the Company’s business and unavailable for other deployment. Although the funds in India are available for investment in India, the Company views these amounts as restricted funds from a consolidated corporate perspective because they cannot be repatriated to the United States without adverse tax consequences. The Company recognizes that this judgment reflects a limitation associated with its ROIC calculation as an argument could be made that the cash resident in India is in fact excess cash because it is available for deployment in India.
     The reasoning behind the addition of the average net present value of future obligations is described in the Company’s response to Comment Number 2 above.
     The Company believes that its method of calculating ROIC provides investors with a useful supplemental metric to measure its performance. However, like many accounting-based measures it is subject to limitations in that (i) the determinations of which items should be included or excluded from the calculation requires judgment, with the result that the metric could be manipulated, (ii) the measurement is influenced by accounting conventions and changes in those conventions, (iii) the measure can be affected by inflation and currency exchange movements, (iv) the calculation is technically complex, (v) a complete understanding of the implications of the calculation requires insight into the Company’s weighted average cost of capital and (vi) the measurement is a lagging indicator of the Company’s performance and not necessarily indicative of its future results of operations. For these reasons, the Company pointed out in the Annual Report that “ROIC should be considered in addition to, but not as a substitute for or superior to, the published financial measures [it presents and prepares] in accordance with GAAP.” As previously noted, the Company will not be including a discussion of the means by which it calculates ROIC in future filings with the Commission.

4.	It appears that ROA is also a non-GAAP measure because you have excluded stock option expense from the numerator. To the extent that ROA is presented in future filings, please also include a statement disclosing the reasons why you believe that presentation of the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations and a statement disclosing the additional purposes, if any, for which you use the non-GAAP measure. Refer to Item 10(e) of Regulation S-K.
     The Company notes the Staff’s comment and will include stock option expense in the numerator of its calculation of ROA if this metric is presented in future filings with the Commission.
Notes to Consolidated Financial Statements, page 48
Note 2 – Summary of Significant Accounting Policies, page 48
Cash and cash equivalents, page 49
5.	Tell us how you determined that the in-transit cash balance due the Company at December 31, 2006 should be recorded as cash and cash equivalents.
     As part of its transaction processing business, the Company provides cash settlement services to financial institutions, independent ATM service organizations and state and local governments. These services involve the movement of funds between the various parties associated with ATM, point-of-sale or electronic benefit transactions and this activity results in a balance due to the Company at the end of each business day that it recoups over the next few business days. As noted in the Comment, the in-transit cash balances due to the Company are included in cash and cash equivalents on its balance sheet.
     By way of further background, the Company moves funds on behalf of its debit processing customers using ACH (Automated Clearing House) entries that it initiates to the Federal Reserve at the end of each processing day. ACH entries are an overnight item and typically post to the associated eFunds or customer bank accounts within one to two days after entry. The Visa and MasterCard networks, however, move funds on behalf of their customers using real-time wire transfer through the Federal Reserve. These entries post to the associated eFunds bank accounts on the day they are initiated. As a result, there is a continuous float in the system as VISA/MasterCard debit the Company’s accounts each day and these debits are repaid through ACH transfers. The Company classifies these in-transit ACH entries as cash equivalents.
     In addition, the Company has certain deadlines each day for processing. These cut-off times differ, in many cases, from the cut-off times used by the networks. As a result, there are certain transactions that a network may include in one day’s settlement that the

Company would not include until the next day and vice versa. This activity may also result in amounts in-transit to the Company on any particular day and these funds are also included in cash equivalents. It is important to note that the Company is paid based on a fee per transaction basis. The settlement process is a service that it provides and does not relate to the collection of revenue. Bills for the services provided by the Company are generated based on transaction counts and sent to customers through a typical accounts receivable and collection process.
     The Company views its settlement activity as analogous to making a bank deposit after the bank’s cut-off time. If one were to close one’s books after making such a deposit, the funds deposited would be classified as cash, even though they would not get credited to the account in question until the following business day.
     If you have any further questions regarding the foregoing, please contact me at 480-692-7662.
Very Truly Yours,
/s/ George W. Gresham
George W. Gresham
Executive Vice President and
Chief Financial Officer